ARCH CHEMICALS, INC.
501 Merritt Seven
Norwalk, Connecticut 06851

December 11, 2006

VIA EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Arch Chemicals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
File No. 001-14601

Dear Mr. Hartz:

Thank you for your letter dated November 28, 2006 in response to our letter of November 14, 2006 regarding the above-referenced matter. In reply to your comments, Arch Chemicals, Inc. (the "Company") is pleased to provide the following responses. Fo r your convenience, our response follows your comments which are reproduced below.

Form 10-K for the Year Ended December 31, 2005

1.	Description of Business and Summary of Significant Accounting Policies, page 58

New Accounting Pronouncements, page 60

1
We note your response to prior comment 2 with regards to asset retirement obligations associated with certain owned or leased buildings and manufacturing facilities. Please revise future filings to disclose (a) a description of the obligation, (b) the fact that a liability has not been recognized because the fair value cannot be reasonably estimated, and (c) the reasons why fair value cannot be reasonably estimated as you have described in your response letter as required by paragraph 6 of FIN 47.

RESPONSE 1:

The Company will comply with your request in future filings.

20.	Commitments and Contingencies, page 91

2.
We note your response to prior comment 5. However, we are not persuaded that you met the criteria for right of setoff per FIN 39 with respect to this case. Specifically, FIN 39 requires that each of two [emphasis added] parties owes the other determinable amounts. In this case, there were three parties involved — you, the insurance company, and the plaintiff. Further, the insurance company’s offer to take full control of the case and pay its coverage on your behalf does not meet the criteria for extinguishment of a liability in paragraph 16 of SFAS 140. In other words, insurance coverage does not extinguish loss contingencies you may have under asserted or unasserted claims against you, as the claimants have not released you. Instead, your insurance coverage effectively reimburses you for your costs.

Because we assume that you would have still been liable in the event of any financial difficulties experienced by your insurers, we believe investors should have had detailed information regarding the nature and extent of the loss exposures to which you were subject. However, because you settled this case in the third quarter of 2006, with no additional exposure, we have no further comment at this time. However, we remind you that in the future, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes.

RESPONSE 2:

The Company will comply with your request in future filings.

22.	Restructuring and Other (Gains) and Losses, page 95

3.
We note your response to prior comment 10. However, we are not persuaded that the classification of the gain on the disposal of your equity method investment in operating income is appropriate. Because SFAS 144 specifically scopes out equity method investments, we do not believe it is not appropriate to analogize to SFAS 144. Instead, we believe that gains/losses and other charges/credits related specifically to equity method investments, should be classified in the same manner as the income from these investments. Accordingly, in future filings, please reclassify this gain on sale of Planar Solutions to be a part of your income from equity method investments. Please also ensure that your future filings clearly disclose the nature and amount of the reclassification.

RESPONSE 3:

The Company will comply with your request in future filings.

Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006

Item 1. Financial Statements, page 2

2.	Share-Based Compensation, page 5

4.
With respect to your response to prior comment 14, we note that you accounted for your SARs as variable awards under APB 25, prior to the adoption of SFAS 123(R). In particular, we note that you measured your SARs at intrinsic value under APB 25. However, it remains unclear why, upon adoption of SFAS 123(R), the intrinsic value of the SARs under APB 25 would equal the fair value of the SARs under SFAS 123(R), such that there would be no cumulative effect of a change in accounting principle. Please clarify why you believe the intrinsic value of your SARs equals their fair value. Specifically, please explain why there would be no time value associated with your SARs that would create a difference between their in trinsic value and their fair value. If you determine that there is a difference between the intrinsic value and the fair value of your SARs, please provide us with your materiality analysis of the amounts involved, based on the quantitative and qualitative factors pursuant SAB 99 for each quarter in 2006.

RESPONSE 4:

The Company respectfully informs the Staff that its performance share units are not cash settled stock appreciation rights ("SARs"). In fact we have never described the units as SARs in any of our filings. We understand that if such units were SARs, it would be expected that there would be a difference between fair market value and intrinsic value as illustrated in example 11 under paragraphs A127-A133 of SFAS 123R. Had the instruments been SARs, upon adoption of SFAS 123R, a cumulative effect of a change in accounting would have been appropriate (subject to materiality) as required under SFAS 123R paragraph 79b.

However, as disclosed in our filings, the performance awards (i.e. performance share units) are earned upon the achievement of a targeted return on equity ("ROE") percentage and if targeted ROE is not met, 50% of the units are forfeited and 50% will be earned after an additional three years based upon continued employment. In either case, the full value of the performance share unit is required to be settled in cash equal to the market price of the Company's stock at the settlement date. As such, we believe that these performance share units are akin to nonvested share units (as defined in SFAS 123R) and not SARs. Per paragraph 21 of SFAS 123R, nonvested share units are to be measured at fair value. Fair value in this case equals market value. In the our November 14, 2006 response, the Company has noted that its performance share units have characteristics identical to those of a common share (for example, dividend participation) and have no conditions that would indicate that market value would not equal fair value.

Further, per paragraph A7 of 123R, "observable market prices of identical or similar equity or liability instruments in active markets are the best evidence of fair value and, if available, should be used as the basis for the measurement of equity and liability instruments awarded in a share-based payment transaction with employees. For example, awards to employees of a public entity of shares of its common stock, subject only to a service or performance condition for vesting (nonvested shares), should be measured based on the market price of otherwise identical (that is, identical except for the vesting condition) common stock at the grant date."

The performance share units (nonvested share units) are identical to the Company's common stock and therefore, the market value of the common stock equates to the fair value of the performance share units and therefore is the appropriate value to use without any further adjustment, such as for time value.

As noted previously, prior to the adoption of 123R, we accounted for these performance share units using the intrinsic value method as a variable type award, adjusting the liability for the award to market at each subsequent reporting date. The intrinsic value of each nonvested share was equal to market value at the grant date and equal to the respective market value at each subsequent reporting date. Under 123R, market value is identical to fair value for these awards. Therefore, before and after adoption of 123R, market value has been used to measure the liability and related compensation cost.

If you have any further questions, please feel free to contact me.

Very truly yours,

Louis S. Massimo
Executive Vice President and
Chief Financial Officer

cc:      Melissa Rocha